

September 12, 2014

Via E-mail
Mr. Todd A. Stevens
President and Chief Executive Officer
California Resources Corporation
10889 Wilshire Blvd.
Los Angeles, California 90024

Re: **California Resources Corporation**
Amendment No. 2 to Registration Statement on Form 10-12B
Filed August 20, 2014
File No. 1-36478

Dear Mr. Stevens:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. As noted in prior comment 1 from our letter to you dated July 3, 2014, we may have additional comments once you provide all the omitted exhibits. Also, please file your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

Exhibit 99.1

Business, page 82

Elk Hills, page 86

2. We note from your response to comment 2 from our letter to you dated August 6, 2014 that you intend to continue including the revenue and costs associated with the sale of

excess electric power from the Elk Hills power plant to the grid as part of oil and gas activities in your future financial statements "for convenience, given the administrative burden of splitting costs between internal consumption and third-party sales, and due to the immateriality of such amounts." That statement appears to be inconsistent with SAB Topic 1M.2. Please advise or revise.

Index to Financial Statements and Supplementary Information, page F-1

Combined Condensed Balance Sheets, page F-2

3.   Disclosure in your amended Form 10 states that you will pay a $6 million dividend to Occidental Petroleum Corporation from the net proceeds of your new debt. Please tell us how you considered the disclosure requirements per SAB Topic 1B.3.

Combined Condensed Statements of Income, page F-3

4.   Please expand your statement of income to also include the most recent fiscal quarter and corresponding period of the preceding fiscal year in accordance with Rule 10-01(c)(2) of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin,

Staff Attorney, at (202) 551-3763, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mike Preston
Sarah Morgan